Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Compton Announces Termination of Corporate Sale Process

            CALGARY, Oct. 30 /CNW/ - Compton Petroleum Corporation (TSX - CMT; NYSE -
CMZ) advises that the previously announced corporate sale process has been terminated. The marketing efforts for this process, in conjunction with
Tristone Capital Inc. and UBS Securities Canada Inc., commenced in late August and the data room opened September 8th. A significant number of interested parties signed confidentiality agreements and received corporate presentations. Considerable interest was shown in Compton's highly focused natural gas operations and active evaluations of the company continued through the end of last week. None of these parties made an acceptable offer for all of Compton's common shares, citing the unprecedented public market turbulence in recent weeks. Accordingly, the Board of Directors has ceased all marketing efforts to effect a corporate sale.
            Several parties did express considerable interest in purchasing selected properties where the capital requirement would be more manageable than the cost of a corporate transaction. Rather than embarking upon an asset sale process during these uncertain times, Compton believes that it should retain its high quality reserve base. We are a pure natural gas play of Compton operated, high working interest properties with a long reserve life. All of our reserves are located in Alberta primarily in the Deep Basin - Niton,
Hooker, and Callum/Cowley - as well as the shallow gas Plains Belly River and
Edmonton Group in Southern Alberta.
            Given the current environment, it is unrealistic to expect to conclude a satisfactory transaction that properly recognizes our asset values. As such,
Compton has decided to focus on operating as an independent company. The directors and management are committed to the enhancement of shareholder value and to providing a rewarding environment for all employees to achieve this goal.

            RETIREMENT OF THE CEO

            Mr. Ernie Sapieha has advised the Board of Directors of his intention to retire as President & Chief Executive Officer. Mr. Sapieha will remain active as a significant shareholder and director of Compton and will continue as CEO, working with a newly formed Executive Committee of the Board, until his successor is named.

            FOCUS OF CAPITAL EXPENDITURE PROGRAM

            The immediate focus of Compton's on-going capital expenditure program will be on completion and tie-in activities to bring reserves on production.
The drilling program will continue to concentrate on high impact opportunities, particularly horizontal multi stage frac locations at Niton targeting the Rock Creek and Ellerslie formations where Compton has experienced considerable recent success. A complete operational report will be provided in the upcoming third quarter report. In this current uncertain environment, capital preservation is important and therefore Compton plans to execute a tightly focused capital expenditure program, limited to available cash flow, until such time as the operating environment becomes clearer.

            CORPORATE DEBT STRUCTURE

            Compton's outstanding debt is structured on a term basis with no short term component. We are in full compliance with all covenants. Our outstanding debt as at September 30, 2008 was:

            <<
                     Senior Notes (US$450 million)        $476.9 million
                     Syndicated bank credit facility
                     (authorized $500 million)             240.0 million
                                                          --------------
                     Total                                $716.9 million
                                                          --------------
            >>

            The Senior Notes bear a fixed interest rate of 7.625% and are not due until December 1, 2013. They are unsecured and rank subordinate to the bank credit facility.
            The extendable, revolving bank credit facility in the authorized amount of $500 million is placed with a syndicate of Canadian and international banks. The facility was renewed on July 2, 2008 under substantially identical prior terms and conditions and gave full effect to the property sales concluded in the third quarter. The next scheduled annual review by the syndicate is due mid-2009; if not extended at that time the facility converts to a term basis to mid-2010. The credit facility is borrowing based and is secured by Compton's long life reserves. The facility is a revolving facility and our drawings bear interest at 95 basis points above Prime Loan rates and
195 basis points above Bankers Acceptance rates.
            As at September 30, 2008, the unutilized credit lines were $260 million.

            ADVISORY

            Certain information regarding Compton contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated plans, capital program and debt structure. Compton undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

            Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

            %SEDAR: 00003803E          %CIK: 0001043572

            /For further information: M.F. Belich, Chairman of the Board, or E.G.
Sapieha, President & CEO, Telephone: (403) 237-9400, Fax (403) 237-9410.
Website: www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
            (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:30e 30-OCT-08